Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest Plants First Tomato Crop with
Harvest Expected in Grocery Stores Early Next Year

-	Growing tomatoes in a chemical pesticide-free environment using 100% recycled rainwater

-	Company’s strategic location reaches nearly 70% of Americans in a day’s drive

-	Reaffirms expectations of initial revenues in first quarter of 2021

MEDIA CONTACT: press@appharvest.com

IMAGE/VIDEO GALLERY: Available here

NOVEMBER 19, 2020 — MOREHEAD, KENTUCKY — AppHarvest today announced it has planted its first tomato crop at the company’s high-tech controlled environment agriculture facility in Morehead, Ky. The crop is scheduled to be harvested and available at leading U.S. grocery stores in early 2021.

The Morehead facility spans 2.76 million square feet, the equivalent of 45 football fields. It’s the first of a series of indoor farms designed to redefine American agriculture by growing non-GMO, chemical pesticide-free fruits and vegetables using 100% recycled rainwater at locations closer to the people eating them. From its base in Appalachia, AppHarvest can reach nearly 70% of Americans in less than a day’s drive. The company and its mission represent a stark change to the existing American food system, which is increasingly reliant on imports.

“Today is an important milestone for AppHarvest as we seek to build a more resilient American food system from within Appalachia,” said AppHarvest Founder & CEO Jonathan Webb. “Our team has built one of the world’s largest and most technologically advanced indoor farms, which means AppHarvest’s tomatoes soon will be on store shelves and in American homes. This is just the first step for us. To transform agriculture in America, we need to do this on a large scale, and we’re already taking steps to do just that with construction underway on two more facilities totaling about 75 acres of growing space.”

AppHarvest’s tomatoes are scheduled to be in grocery stores in the first quarter of 2021, and the company reaffirms its expectations to begin recognizing revenues at that time.

AppHarvest chose tomatoes as its first crop because more than 60% of America’s fresh tomatoes were imported in 2019, an increase of almost 50% over the past decade. By growing closer to where people eat, AppHarvest’s tomatoes will be picked at peak ripeness and delivered quickly to grocers. AppHarvest is providing Americans with tomatoes that are locally grown using only recycled rainwater and no chemical pesticides. AppHarvest’s worker-first philosophy also promotes fair labor practices.

In addition to the Morehead, Ky., facility, AppHarvest is already building two additional high-tech controlled environment agriculture indoor farms. The first will be comparable in size to the company’s flagship operation in Morehead, Ky., and is located outside Richmond, Ky. The third, located in Berea, Ky., will be 15 acres and grow leafy greens. Why leafy greens? American production is concentrated in Arizona and California, which combine to produce 90% of U.S.-grown leafy greens. These states are in the midst of a decades-long drought and are consuming precious water resources. By contrast, Central Appalachia, where AppHarvest is investing in building controlled environment agriculture facilities, has an abundance of rain, so much so that the facilities can be operated on 100% recycled rainwater.

How else is AppHarvest different from traditional agriculture companies?

-	AppHarvest puts the planet and people first as a Public Benefit Corporation and has also been certified as a B Corp by the nonprofit B Lab. The company is one of only 3,600 certified B Corps and will become one of just a dozen publicly traded public benefit corporations upon the completion of its business combination with publicly-traded special purpose acquisition company Novus Capital Corporation (Nasdaq: NOVS). The B Corp certification process analyzed AppHarvest’s commitment to forward-thinking initiatives across community, customers, environment, governance and workers.
-	The company’s controlled environment agriculture facilities are designed to reduce water usage by 90% due to unique circular irrigation systems connected with large-scale rainwater retention ponds. The closed-loop system runs entirely off 100% recycled rainwater and is designed to eliminate harmful agricultural runoff, which contributes to toxic algae blooms.
-	Strong relationships with leading AgTech universities and companies in the Netherlands position AppHarvest as a leading applied technology agriculture company. The Netherlands has developed a significant high-tech greenhouse industry, becoming the world’s second-largest agricultural exporter despite having a land mass roughly equal in size to Eastern Kentucky. Earlier this year, AppHarvest led a landmark 17-organization agreement uniting Dutch and Kentucky governments, universities, and private companies, with all committing to building America's AgTech capital from within Appalachia.

In just over two years, AppHarvest has attracted more than $150 million in investment into Central Appalachia and announced on September 29, 2020, its entry into a definitive agreement for a business combination with publicly-traded special purpose acquisition company Novus Capital Corporation (Nasdaq: NOVS). The combination, which is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021, is expected to provide $475 million of gross proceeds to the company, including $375 million from a fully committed common stock PIPE at $10.00 per share anchored by existing and new investors – including Fidelity Management & Research Company LLC, Inclusive Capital, and Novus Capital Corporation. Upon closing of the transaction, the combined company will be named AppHarvest and is expected to remain listed on Nasdaq under the ticker symbol APPH.

AppHarvest’s investors include Revolution’s Rise of the Rest Seed Fund, Inclusive Capital Partners, Equilibrium, Narya Capital, Lupa Systems, Breyer Capital, and Endeavor Catalyst. Endeavor selected AppHarvest Founder & CEO Jonathan Webb as an Endeavor Entrepreneur in 2019.

Board members include food icon Martha Stewart, Narya Capital Co-Founder and Partner JD Vance, Impossible Foods Chief Financial Officer David Lee and impact investor Jeff Ubben.

About AppHarvest

AppHarvest is an applied technology company building some of the world’s largest indoor farms in Appalachia. The Company combines conventional agricultural techniques with cutting-edge technology and is addressing key issues including improving access for all to nutritious food, farming more sustainably, building a home-grown food supply, and increasing investment in Appalachia. The Company’s 60-acre Morehead, KY facility is among the largest indoor farms in the U.S. For more information, visit https://www.appharvest.com/.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Novus Capital’s proposed acquisition of AppHarvest, Novus Capital’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, timing of first crop harvest, estimated financial position, estimated revenues and losses, timing of expected revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of AppHarvest’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AppHarvest. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Novus Capital’s registration statement on Form S-4, filed with the SEC on October 9, 2020 and as amended to date (the “Registration Statement”), under the heading “Risk Factors,” and other documents Novus Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect AppHarvest’s expectations, plans, or forecasts of future events and views as of the date of this press release. AppHarvest anticipates that subsequent events and developments will cause its assessments to change. However, while AppHarvest may elect to update these forward-looking statements at some point in the future, AppHarvest specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing AppHarvest’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital has filed the Registration Statement with the SEC, which includes a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.